

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Yan Tang
Chief Executive Officer
Hello Group Inc.
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

Re: Hello Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
Response dated August 4, 2023
File No. 001-36765

Dear Yan Tang:

We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

D. Risk Factors, page 15

1. Please include a risk factor indicating that: (1) the Company intends to conduct its operations such that it will not be an "investment company" under Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"); (2) the Company's position with respect to its status under the 1940 Act may depend in part on legal theories with respect to certain variable interest entities that have not necessarily been endorsed by the Commission or courts; and (3) the Company's ability to operate in its current form would be significantly impacted if the Company (and/or certain of its subsidiaries) were deemed

Yan Tang
Hello Group Inc.
September 8, 2023
Page 2

to be an investment company under the 1940 Act.

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology